March 29, 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549

Attention: Tia Jenkins,

Re: Leading Brands, Inc. Form 20-F for the Fiscal Year ended February 28, 2009

Please find below the response to your letter dated March 19, 2010.

<u>Consolidated Financial Statements</u>
<u>Note 19. Difference Between Canadian and United States Generally Accepted Accounting Principals</u>

- We determine whether we have passed step one of the goodwill impairment test by comparing our calculated fair value to our book value of equity. If fair value exceeds book value we have passed step one of the impairment test. In the process of calculating fair value, we calculate an EBITDA multiple by dividing our average enterprise value at the beginning and ending of the fiscal year by our estimated EBITDA. If this multiple is reasonable based on a survey of peer companies we use it to determine the enterprise value. From the enterprise value, we deduct interest bearing debt to arrive at the fair value.

- When employing our valuation test at February 28, 2009 we used a number of peer companies in the food and beverage industry for comparison. Please see the attached schedule. Although we are smaller than some of the companies we used we have a greater capacity for growth.

- When preparing our valuation test at February 28, 2009 we estimated market capitalization under normal conditions using a 180 day weighted average share price of US$0.889 to August 31, 2008 resulting in an estimated market capitalization of US$17.74 million. Since this number exceeded the carrying value of our reporting unit's equity at February 28, 2009 of Cdn$13,681,040, no further reconciliation was performed.

We have previously explained our position that we do not believe that our market capitalization is indicative of the fair value of our business assets due to the thinly traded and other characteristics of our stock. We felt that this was evidence that a significant portion of the recent decline in our stock price was related to the current unprecedented liquidity crisis in the overall economy which affected the market in general and, therefore, not a good indicator of fair value. Furthermore, during the final six months of our fiscal year (Sept 2008 to February 2009), the stock prices of companies in our industry declined significantly, as did those in many other industries. We also witnessed similar trends in major market indexes including the S&P 500 and the Dow Jones Industrial Average over that same time-frame. For this reason, we used an average market capitalization.

Further, we evaluated the difference between the book value and market capitalization amounts. We consider there to be an amount above our quoted stock price which a buyer would be required to pay in order to obtain the entire company (rather than just a single share of common stock) to represent a control premium.

- We intend to grow our company through geographic market expansion (back into the United States and abroad) and increasing demand for our products through enhanced marketing activities and promotion.

- We have not yet finalized our impairment analysis in respect of goodwill for our February 2010 year end. With significantly improved financial results in Fiscal 2010, an improved stock market and a rebound in our market capitalization to approximately $7 million, we believe (subject to updating our comparable company EBITDA multiple analysis) we will be able to continue to support an EBITDA multiple of 10.3 and expect maintainable EBITDA to be at least $2.6 million (based on actual results for the year), which will result in an enterprise value of at least $26.78 million. From that we will deduct interest bearing debt to arrive at the fair value.

Thank you for your comments. If you would like to discuss this letter, please contact us at 604-685-5200.

Sincerely,
Leading Brands, Inc.

Leading Brands, Inc.





Per
Ralph D. McRae
Chief Executive Officer

Per
Donna Louis
Chief Financial Officer